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Deloitte & Touche

INDEPENDENT ACCOUNTANTS' REPORT

To the Audit Committee of the Board of Directors

Third Federal Savings and Loan Association of Cleveland

Cleveland, Ohio

We have examined management's assertion about Third Federal Savings and Loan Association of Cleveland's (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended September 30, 2003 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards during the year ended September 30, 2003 is fairly stated, in all material respects.

Deloitte & Touche LLP

November 26, 2003